390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429
444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4500
www.polymetmining.com
ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2012-1

POLYMET UPDATES STATUS OF ENVIRONMENTAL REVIEW

St Paul, Minnesota, February 1, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today reported continued progress toward completion of the environmental review of its NorthMet project. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The Minnesota Department of Natural Resources ("DNR") and the U.S. Army Corps of Engineers ("USACE") published a draft Environmental Impact Statement ("EIS") on the project in November 2009. Since then, several critical tasks have been completed, including:

  Evaluation of all comments on the draft EIS, including extensive comments by the US Environmental Protection Agency ("EPA")

  Incorporation of the proposed land exchange with the US Forest Service ("USFS") into the project EIS process, with the USFS joining the DNR and USACE as a Co-Lead Agency.

  EPA participation in the review process as a Cooperating Agency

  Changes to the project to reduce its impact on the environment and enhance the economics

A supplemental draft EIS ("SDEIS") will describe in detail the project that PolyMet plans to build, analyze the environmental impacts, and demonstrate that the project complies with all current, relevant state and federal environmental standards.

“The agencies are guiding an extremely rigorous environmental review process, and we are committed to working with them to provide the hard data they need to make decisions both for the EIS and for subsequent permitting,” said Brad Moore, PolyMet's Executive Vice President of Governmental and Environmental Affairs.

Mr. Moore continued, "We believe the level of detailed engineering being incorporated into the SDEIS will provide a clear and thorough analysis of the project and its potential impact on the environment, as well as supporting completion of project permitting."

EIS Status Update

ERM, the Lead Agencies' environmental consultant, has completed a significant amount of work on the SDEIS, which will comprise nine chapters. The first four chapters, comprising over 400 pages and including more than 100 figures, have been drafted and are being reviewed by the Lead Agencies.

Other important milestones already achieved include:

  Approval of air emission estimates.

  Approval of cumulative visibility, acid deposition, and fiber impact evaluation reports.

  Completion of geotechnical stability modeling with results now under review.

  Completion of direct wetland impact evaluation and wetland mitigation plans, which are now under review.

  Completion of hazardous materials assessment; threatened, endangered and sensitive species analysis; assessments of wildlife and heritage resources; and wetland/floodplain analysis reports for the lands involved in the land exchange, which have been delivered to the USFS for review.

  Delivery by PolyMet of updated project documents including the detailed project description, mine plan, reclamation and waste disposal plans, and extensive data packages.

As SDEIS preparation moves into the final stages, the Lead Agencies have completed a detailed assessment of tasks outstanding and the timeline. The key task is completion of detailed environmental modeling, including quality assurance plans as well as generation, verification, review, and documentation of modeling data.

The Lead Agencies expect that all aspects of modeling will be completed in the spring of 2012, with the preliminary SDEIS available for review by the Cooperating Agencies during the summer, and public review and comment in the fall of 2012.

Frank Sims, Co-Chairman of the Board of PolyMet observed, "Completion of the environmental review is a complex process. While the timeline has been challenging, we are encouraged by the commitment of the Agencies to produce a strong EIS and have growing confidence about the path to completion."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
          _______________________
          Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2157
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (651) 389-4104	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements. PolyMet's Quarterly Report for the three months ended April 30, 2011 included a detailed description of the transition to IFRS.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.